Filed by Tellabs, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
SEC File No.: 333-116794

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any security holder of Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission a Definitive Proxy Statement/Prospectus, and Advanced Fibre Communications, Inc. has mailed the Definitive Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500. Interest of Certain Persons in the Merger.

Interest of Certain Persons in the Merger.

Advanced Fibre Communications, Inc., and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Advanced Fibre Communications, Inc. generally. Those interests are described in greater detail in the Definitive Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.‘s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus .

THE FOLLOWING IS A TRANSCRIPT OF A PRESENTATION BY TELLABS, INC. AT THE UBS NINTH ANNUAL GLOBAL COMMUNICATIONS CONFERENCE ON NOVEMBER 18, 2004

MERGING MEDIA SOLUTIONS

Tellabs Presentation

MERGING MEDIA SOLUTIONS Tellabs Presentation

Date of Event, e.g. 11/15/04

[START RECORDING]

        MALE VOICE 1: Okay thanks everyone for coming to this session. We have Tellabs presenting we are happy to have them here. Krish Prabhu the CEO of the company’s here. Tom Scottino from Investor Relations. Tom has a legal disclaimer to go through before we kick off the presentation and then Krish will be up and them I’ll come back for the Q&A.

        MR. TOM SCOTTINO: Thank you Nicos [phonetic] and good morning everyone. This presentation may contain forward-looking statements. Such statements should be viewed in the context of the risk factors articulated in Tellabs’ most recent SEC filings. The presentation may include GAAP and non-GAAP financial measures. A complete reconciliation of such measures can be found at our tellabs.com website. In addition as we are involved, as you all know in the acquisition of AFC, I am obliged to say, for what I hope is the very last time, that this communication is not a solicitation of a proxy for many security holder of Advanced Fiber Communications Inc. Tellabs Inc has filed with the Securities and Exchange Commission a definitive proxy statement prospectus. Advanced Fiber Communications Inc. has mailed a definitely proxy statement prospectus to it’s stock holders concerning the proposed merger of Advanced Fiber Communications Inc with a subsidiary of Tellabs Inc. We urge investors and security holders to read the definitive proxy statement prospectus and any other relevant documents to be filed with the SEC because they will contain important information. Investors and security holders will be able to obtain the documents free or charge at the SEC’S website. That’s http://www.sec.gov. In addition documents filed with the SEC by Tellabs Inc will be available free of charge from Tellabs Investor Relations at 1415 West Diehl Road, Naperville, Illinois 60563. Telephone number is (630) 798-8800. Documents filed with the SEC by Advanced Fiber Communications Inc. will be available free of charge from Advanced Fiber Communications’ Investor Relations at 1465 North McDowell Boulevard, Petaluma, California 94954. The telephone number there is (707) 792-3500. That brings me to the interest of certain persons in the merger. Tellabs Inc. and Advanced Fiber Communications Inc., and their perspective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fiber Communications Inc. in connection with the merger. The directors and executive officers of Tellabs Inc. and Advanced Fiber Communications Inc. have interest in the merger, some of which may differ from or may be in addition to those of the respective stockholders of Tellabs Inc. and Advanced Fiber Communications Inc. generally. Those interests are described in greater detail in a definitive proxy statement prospectus with respect to the merger which may include potential membership on the Tellabs Inc. board of directors, option and stockholdings, and indemnification. Information about the directors and executive officers of Tellabs Inc. and their ownership with Tellabs Inc. stock is set forth in the proxy statement for Tellabs Inc.‘s 2004 annual meeting of stockholders. Information about the directors and executive officers of Advanced Fiber Communications Inc. and their ownership of Advanced Fiber Communications Inc. stock is set forth in the proxy statement for Advanced Fiber Communication Inc.‘s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interest of the participants by reading the proxy statement prospectus. With that, happy to turn things over to Krish Prabhu. Thank you, thank you

         MR. KRISH PRABHU: Thank you. Thank you, Tom, and good morning to everyone. What I’d like to do today is maybe spend a few minutes on Tellabs and where it stands. As most of you may know this is my tenth month at Tellabs, so I am relatively new, so I am finding a lot about Tellabs myself, but I think we have a great company and I’d like to at least share my enthusiasm for the company with some of you. We also want to establish, or talk a little bit about the rational for the AFC activation. And finally I want to give you a schedule, our latest projection when we think the deal will close. And we will have enough time for questions. Tom did that so I don’t need to go through that. About Tellabs, Tellabs was started in 1975 so next January we will be 30 years old. It was started by Mike Burke who was an engineer having worked at Bell Labs before he started Tellabs, and Mike is the chairman of Tellabs today. Over our history of 30 years we provided equipment to wire line, wireless, and cable carriers. As I walk around meeting our customers, trying to introduce myself to Tellabs as well as Tellabs customers, one thing I consistently see is their high regard for Tellabs products. They think Tellabs had consistently delivered very reliable products, high quality products. And Tellabs, of course, is known for its superior customer service. The last two years, even through the downturn, we got service awards from Verizon even though the business levels were very low compared to what we did back in 1999 and 2000. We have nearly 15 billion dollars of deployed base with North American tier one customers that would be the R-Box, the inter-exchange carriers as well as international PR2 customers. Internationally, our strategy is very focused. We sell in Scandinavia. We sell a little bit in Asia throughout partners and some of our products are designed into Ericsson and Nokia’s wireless infrastructure offerings. The company is debt-free with a strong balance street. We have in excess of 1.3 billion dollars in cash. If you take the ratio of cash to annual revenue, we may be right up there if not better then what our Cisco has. So the company for the size of the company has a very strong cash position. It is profitable in generating nearly 50 millions dollars of cash each quarter. At least that’s been the trend the last three quarters. But what about our opportunities looking forward? And I’m sure this conference has all been about trying to understand what the sector is. Are the players going to spend money, and are they going to spend money in a big way, and what does it mean for the rest of us in the supply chain? And I am talking about our customers such as the R-box, the inter-exchange carriers, the wireless carriers as well as the cable companies. We do believe that over the next ten years the public network infrastructure will go through a significant upgrade cycle. Is that going to be a linear upgrade? Is that going to be an S-curve? Would it be slow to start and accelerate in the end? Who knows? I guess you guys have better position then we are. But I’m very hopeful personally that the industry generates enough cash and the industry has enough pressures to grow. The players in the industry have enough pressures to grow their respective businesses that they will be forced to do this upgrade just because of end-user patterns. And this upgrade is driven not just from the narrow band to broadband or the converged-packet architectures that you’ve heard about. It’s also the ability to offer fixed and mobile services and single and multi-services off of the same network. That will force the public network carriers to upgrade their infrastructure. We can benefit from these opportunities by being very selective. We are lightweight at best, so when we get in the ring with the heavyweights, we want to be very careful that we don’t get caught up in 15-round bouts. Our strategy is very focused. It really consists around three pillars. One to enhance our deployed base, selectively launch new products so we can expand our deployed base, and lastly, which is where AFC comes in, where it makes sense, to do targeted acquisitions, given our strong cash position. So those are the three pillars, and I’ll talk a little bit about each one of them. Today we have our flagship product, the Tellabs 5500. Our guess is there is probably 10 billion dollars worth of that product deployed in North America. It is primarily a North American product. We are enhancing the product with select capabilities, because increasingly the traffic going through that product is transition to T1 to Ethernet. So with the releases that are planned for the first half of next year we will be able to support Ethernet aggregation, Ethernet services off of this platform under the same traffic-provisioning umbrella that is used today to provide T1 traffic capability. The second aspect of our business is to integrate voice quality enhancement capability on the same platform. Today we sell stand-alone voice quality equipment. We sell it either in an OEM fashion into a channel such as Nortel, for example, as they integrate some of our technology in their switches. We also sell it as stand-alone products that goes primarily in wireless carriers. It is also used where you would like voice quality enhancement for IP networks. We have invested in integrating this capability in the Tellabs 5500 platform. Considering that 75% of backbone traffic in the United States goes through the Tellabs 5500, we think that this investment will give us very good returns. Overseas we are increasingly taking opportunities that will allow us to meet our business model which is keep margins to the tune of 50% or higher. As you know, the SDH product lines overseas are under tremendous price pressure especially from Asian manufactures. So the 6300, which is our SDH product, increasingly we are selling it integrated with the 8100, which is our managed access product, under a common umbrella management. This allows us to at least garner good margins even though the growth opportunities may be limited. But that is consistent with our business model, which is healthy gross margins.

        The other approach that we are doing overseas is the integrate Ethernet capabilities again in the 6300 SDH product family. And we’ve introduced two new platforms over the last two years. The 7100 we are seeing a good sizeable deployment in a major U.S. carrier, even as we speak. This is for some of reasonable back hold traffic for Lambdas that are used for either Lambda services for their enterprise customers or wavelengths that are used for their planned video or IP TV offerings. So we expect that this revenue will pick up next year, and it has already started gaining some traction in the last quarter and the current quarter. And we also have introduced a smaller product which, when it was conceived, was optimized for Silex. As you know the Silex that are around are not spending that much money so obviously the revenue opportunities for this product was somewhat limited. We really have curtailed our investment in this product.

        And we’ve introduced a family of few data products. We are very hopeful that this product family will have considerable success. It is, again, in a space that is intended to lie somewhere in between the transport layer and the routing layer so we don’t go head-to-head with the router companies, and we do have an opportunity to build upon our deployed transport base. Part of the problem in getting more revenue traction per day on this product family has been that it is selling cycle with the customer in convincing them to launch this new layer in between their existing transport layer and their routing layer. And we have had good success with NTT in Japan, and we have had very successful trials and, in some cases, some early field deployments with some North American customers.

        Okay let me move on and talk a little bit about the AFC acquisition. First I’d like to give you a little sense of the rational, what was behind our thinking. AFC has established a fairly good leadership position in the access market in North America. It was very successful in getting the opportunity at Verizon through their fiber to their premise product. That was the relationship that they were building with the North American carriers. In addition they acquired BellSouth, Omar Cooney’s [phonetic] business, which was positioned at BellSouth. Over it’s history of more than 10 years, AFC had built very strong relationships with 800 independent operating companies. Admittedly they are much smaller carriers but nevertheless their position in the independent operating market is quite sizeable, though I must say, as many of you have pointed out, at least the analysis’s have pointed out, this particular position has been somewhat exposed as the AFC has tried to focus more on their opportunities with the big carriers. AFC has also had good growth and also has a strong balance sheet.

        On the Tellabs side as we look at do we complement or do we contend as we try to put these two companies together, we have largely been in the transport marketplace so there’s virtually no product overlap or product conflict. We have very strong relationships with the major North American carriers, Verizon, BellSouth, SBC. So in a way that complements very well with AFC’S strong history with the smaller independence. We do have a very good international channel, even though it is focused and clear, too, so we believe over time some of the AFC technology can be offered in those channels though we have to of course make sure what we have already won in North America is something that we can build upon before we try to expand internationally with the access products. And Tellabs also, as I have mentioned earlier, has good profitability and a strong balance sheet. So as we look at combining the two companies together and try to understand what it is that the combined company can offer, firstly with T1 service providers, the North American incumbents like BellSouth, Verizon, and SBC, we become a major supplied. Today, of course, as you know, Lucent, Nortel, Cisco are the big guys, and then we’ve had a like number of smaller players as the market was booming in the late 90‘s, but when the market crashed many of these smaller players have a limited position with these Tier One North American carriers. And by combining AFC and Tellabs, we do believe that we will emerge as a major supplier of Tier One equipment vendor to these North American service providers.

        I talked about the complimentary portfolio that the two companies have from a product standpoint, and we do believe that bringing these two products as they sit side by side in the network under a common umbrella, network management umbrella will give us some opportunities to leverage the incumbent positions, either on the Tellabs side or on the AFC side.

        And as we look at major opportunities for network upgrades over the next five to ten years and this is whether voice, going to packet to voice over IP or a copper access going to fiber, is just going to fiber so that the phone companies can broaden their offerings beyond telephone service. As we look at business services transitioning from T1 to Ethernet, or as we look at MPLS as a layer that emerges between transport and routing, we think we will be very well positioned to address opportunities in each one of these areas. And the other benefit, especially for the AFC side, since they were strapped in terms of their own ability to invest more in R&D, we do now have a much bigger R&D pool. Just to give you some figures Tellabs on the average invests about 240 billion in R&D annual and AFC did about 80 million, and now we have a much bigger pool to address opportunities, so those opportunities are in access. We can certainly spend much more as a combined company then what AFC did on it’s own.

        We talked a little bit about the channels, so again I want to emphasize our current thinking is to make sure that whatever is happening with respect to fiber in North America, that’s the opportunity we want to address before we decide to expand into International channels.

        And lastly when you do put two public companies together, there are other costs synergies that can be explored. We would have a combined revenue base of 1.8 billion. We have supply chain strategies which are very similar, so by pooling our revenue through highly concentrated but secure and reliable supply chain we would be able to exploit more efficiencies. And then, of course, the duplicated costs of running two public companies we can eliminate that very easily on day one.

        Just a quick word on the terms of the deal, as you know we first made an offer in May. That offer was revised when we felt that the Tellabs shareholders would not approve the deal, or at least that was our thinking, would have trouble getting the original deal approved, so we amended the terms of the deal. The modified terms are shown there. I will not go through it, but I would like to point out is between the first offer on the table and the second offer on the table. We improved the cash component of the deal. So today even after paying a certain amount of cash for each AFC share, the combined company will have in access or near one billion dollars in cash which we think is more then enough to meet our cash needs.

        Now the deal needs an AFC shareholder approval. It does not need a Tellabs shareholder approval because the stock piece in the deal is fairly small. We expect the AFC shareholders to approve the transaction, and that approval meeting is set for the end of the month, November 30. Once that approval is received we will quickly close the deal and John Schofield, who is the current chairman and CEO of AFC, will join Tellabs as a board member. That’s the extent of my formal presentation. I would be very happy to answer any questions if you have any.

        MALE VOICE 1: Okay thanks Krish. If you have a question please raise your hand and we will track down a microphone for you. Maybe I can kick it off and talk a little bit about this year, the 5500, the traditional product, had a very good year driven by wireless. As we look out to next year, the roll out of 3G by most of these carriers, do you see another strong year of the 5500 in the wireless market, or would you consider 2004 more of a catch up, spend, and the growth could not materialize next year? What’s your view on that?

        MR. PRABHU: Nikos, our view is that 2005 will be comparable to 2004. I don’t know if it’s going to be stronger then 2004, and it could be slightly below 2004, but I still think that there are certain factors that were in 2004 that have been unclogged, so to speak. One being the AT&T Wireless Cingular merger, which froze some CapEx spending towards in the second and the third quarters. And that has opened up, and we are seeing some signs of them, not only consolidating the networks, but also preparing for a broadband upgrade, a 3G upgrade. We think there has been some constraints in spending with other wireless carriers in the middle of the year this year, and I think, as they look to see what their strategies are for next year, now that there’ll be two players Verizon Wireless and Cingular Wireless who will have strong 2G to 3G growth plans identified and they are willing to spend. We think that they will also get a little bit in the spend column. So I think when you net all that out, my best assessment at this point is that 2005 will be a relatively health year for wireless.

        MALE VOICE 1: Okay. The question I have is also on your strategic direction. In your chart there you mentioned narrowband to broadband, fixed to mobile. Narrowband to broadband, you know the acquisition of AFC helps you in the access market. Fixed to mobile, you are already playing in the mobile market the 5500 and echo cancellers. Now circuit to packet is something you had there. Once Tellabs integrates AFC, do you see a need to go into more seriously the voice over IP market, soft switch, media gateways, or is it going to be kind of late to get into that market given that there are already some established players there?

        What’s your perspective on that market for the company?

        MR. PRABHU: I think the voice over IP opportunities is being stratified two layers. One is at the switching layer and whether you include soft switch in that or migrating services from a legacy circuit base to a packet base. I think those opportunities have been largely restricted to incumbents, so if you really see worldwide incumbents, which vendors have benefited from decisions that the carriers have made in that part of it. But I think at the transport layer and the access layer, there will be significant opportunities for not only gateways, like access gateways or media gateways, but I also believe that in order to get quality of service, we will once and for all be able to convince some operators that they need to deploy MPLS in a big way. And so my hope is that as voice over IP gains significant traction we will have our share of revenue growth coming from the access platforms that will support IP capabilities and also from more MPLS deployment in and around the transport layer just to ensure quality of service.

        MALE VOICE 1: Next question I have is on the integration of AFC. Can you give us some specifics on how you will do that? They’re in Petaluma, you’re in Chicago, will you appoint somebody from your senior team to go there and manage that integration, or will you assign someone at AFC now. John Schofield is going to go on the board of directors he is not going to be there on an operational basis. How are you going to do the integration?

        MR. PRABHU: You know, I want to point out that AFC is roughly about a 1,000 people. Tellabs is about 3,000 people, and 1,000 of our people are overseas, so we are roughly twice the size of AFC in North America, and AFC is entirely in North America. Petaluma is about half of AFC. About 500 outside of Petaluma primarily in Florida and in Dallas. We have internally announced an organization, which blends the management team from AFC as well as that from Tellabs. We have three business units: one for our traditional transport business, one which is based out of Naperville/Chicago, where Tellabs is headquartered. The second business unit that we have is our data business unit, which is based out of San Jose, an acquisition which we made in 2003. And then the third business unit would be an access business unit for which we just named a person, since this person comes from outside and brings very good prior experience with Fujitsu, Alcatel and Siemens. So we believe that the combined management team of Tellabs, AFC, and this person would create a very strong management team.

        Now as far as integration is concerned the supply chain we have a total of seven total EMS’S that we use today, so we will certainly look at rationalizing that to a smaller number. We believe that we will be able to exploit some cost synergies to make the deal more accretive and unify. That was not an original goal when we announced the deal in May but now that we’ve had a chance to look at it more closely and we’ve engaged an outside consultant to work through the details we feel fairly confident that we will be able to extract some cost energies. And I am very confident in the two companies who share a very common culture. Tellabs is 25 years old; AFC is ten years old, both started up and start-ups and grew outside Silicon Valley, which you know is a cultural in itself. So I think the two companies will blend very well.

        MALE VOICE 1: Okay so this new person is outside of Tellabs today? MR. PRABHU: Yes. MALE VOICE 1: The person who will run the access division. Do you have a name? MR. PRABHU: We announced it internally. We haven’t announced it outside so. MALE VOICE 1: Okay.

         MR. PRABHU: I don’t have my lawyer here to advise me, but it will be announced here pretty soon. MALE VOICE 1: Okay, all right. Just sticking on the topic of AFC I think their shareholder vote is what, the 30th? So I mean it’s only, what two weeks away. I mean are there any hiccups between now and then that are even a small probability? Or it’s just down the shareholder vote and that’s it?

        MR. PRABHU: You know, you never know what can happen at the 11th hour. We can fumble the ball here in the last play of the game. But I am very, very confident that the deal looks very solid if we have a good shareholder vote. And the reason I say that is we’ve been working very closely with AFC, so we understand their business very well and I don’t think there’s anything there that will cause us to look at it as a [unintelligible] and that’s the only other risk that exists out there for the deal to crater at this 11th hour.

        MALE VOICE 1: Okay. Sticking to AFC, as you mentioned in your presentation they’ve lost some share in their traditional IOC business this year. And I guess one school of thought is they focused so heavily on the Verizon contract, you know, won the contract but are now focused so much on that they may have dropped the ball in some of the traditional markets. What, if anything, are you going to try to do once the merger closes to try to improve that position, or is the plan to try to keep selling to the big telco’s, going forward giving they are investing heavily on these fiber to the X initiatives?

        MR. PRABHU: That is indeed the big thing that’s happening, not just in access in North America, but in infrastructure in North America, because the wireline company’s not really doing much by means of any other major investment. So this is clearly our priority number one. The Verizon FTTP program as well as Bell South’s fiber to the north program which AFC has a incumbent position through the deployed [unintelligible] base. So we clearly will focus on that first. I do believe that the independent operating companies, that’s a very valuable asset. We bring the ability to enhance the R&D investment that AFC was doing on it’s own, and we have some plans to make sure that we can stop the bleeding in that sector, and maybe hopefully just stabilize and then built upon it as they themselves have moved to fiber here very quickly. A lot of their activity to date has been on switch digital video, and as they look at fiber in their networks, especially if the R-box very successful in building a service model that are on fiber to the customer I think the ISU market will open for us also there.

        MALE VOICE 1: Okay. I think it’s at least my perception, and I will say it’s a common perception, is that AFC in the Verizon contract, and, in fact, I think they even said it on last call, will have negative gross margin at least in the short term. In my interpretation of that is on the ONT or the box that goes on the side of the house, they bid that very aggressively. Is there anything that you can do about that next year, improving the cost structure or somehow maybe even getting out of that business while still supporting the Verizon contract? What’s your view on that ONT market that seems to be the area that AFC is losing money in the Verizon contract?

        MR. PRABHU: We’ve looked at the ONT business carefully. We think we have some ideas. We are working on a couple of options here. It is a little too early to talk about it in more specific detail. But your assessment is right. The ONT is indeed not only aggressively priced, but I think it has to be priced to that level for the customer to make their business case. And that has been the problem with fiber for 20 years. The unit that sits at the house could never quite meet the customer’s price for it, and therefore copper and DSL and other technologies accrued as fiber just didn’t take off. We think we can make it a fairly healthy business. We are, like I said, looking at some alternatives. Maybe on your next conference we will be able to give you some more details.

        MALE VOICE 1: Okay. All right. I have one last question on AFC, and then I’ve got a few questions but if you have any questions there are mics. Just raise your hand. Do you think the delay because of the change in terms of the merger closing has disadvantaged you a bit because SBC, for example, had this big RFP on fiber to the node [phonetic] and you weren’t able to do anything because you didn’t own the company at he time. BellSouth I think has publicly said they have something their looking at and yet the merger’s not closed yet. Has this slight window change negatively impacted you in the sense you can’t win those deals, or do you see opportunity next year, the year after once the deals close even though these RFP’S may have been determined before the merger has been finalized?

        MR. PRABHU: Yeah, the merger took a little bit longer then we had planned, but I’m not so sure it was because of re-negotiated terms or because of the SEC’s approvals and as you know the SEC these days is very careful as they look at the statements; anyway its water under the bridge now. I think SBC, as you know SBC did not have a formal RPF.

      MALE VOICE 1: Right.

        MR. PRABHU: SBC’S was more, I’d like to think of it as the incumbent was advantageously positioned, and I think it was more a matter of whether the incumbent could step up and meet SBC’S parameters for the business case. Otherwise I feel they would have gone to a RFP, so I really don’t know how much of a shot we would have had at SBC. But it’s the early innings in a baseball game, and as you guys living in New York know, even if you’re down three games you can come back and win the whole series.

        Anyway, I strongly believe that as we execute well at Verizon and BellSouth. I think BellSouth’s widely open at this time and we are in discussion with BellSouth because AFC has a strong incumbent position that would be in BellSouth’s Advantage to exploit. But I do believe as we do well, and if the fiber business takes off in a big way, which is a big unknown in my mind, the customer is going to eat this dog food. Do they really want fiber, are they really excited about it, and can the phone companies make a business case around it? If that takes off I think we will have our share of that business.

        MALE VOICE 1: Okay. Moving on to a couple other topics here. On the Ethernet capabilities and the voice enhancement capabilities on the 5500 next year, this year most of the growth is the 5500 has been in the wireless segment, not so much on the wire line. Do you think that next year these new additions can invigorate growth in your wire line customers for the 5500? Or do you see the 5500 in the wire line base kind of growing with their capital spending plans, which are looking to be kind of flat next year?

        MR. PRABHU: I think it’s really up to the customer to decide what they want to do with their wireline network. You know the opportunity for us is if the customers move in a big way to pick up enterprise customers, like let’s say an R-box like Verizon moves in a big way to pick up enterprise customers because they believe they have an opportunity vis a vis for servicing them today and they decide to service those enterprising customers using Ethernet as a service infrastructure as opposed to T1, then I believe their path of least resistance is to upgrade the deployed titan [phonetic] base because they can offer mixed T1 and Ethernet services and that certainly is our game plan. But I can’t sit here and say we will have confidence that will happen in ‘05. It really depends on a large number of their factors also.

        MALE VOICE 1: Krish, last year in the forth quarter Tellabs, as well as many other companies, had a much better then expected quarter. There was that budget flush in the forth quarter that we hadn’t seen in several years. So are we back to where the fourth quarter is going to be better then people think because they usually get this budget flush? Or was there something unusual last year that won’t repeat itself again this year in terms of the fourth quarter, the R-box and everyone else opening up the budgets?

        MR. PRABHU: Well I think you know the very nature for budget flush is it happens on the 11th hour on the last day so we’re still not there yet. But my senses that this year the R-box have directed some of that budget money to strategic products like fiber to the frame, or fiber to the node, so the magnitude of that flush is not going to be as great as prior years.

        MALE VOICE 1: Okay. In terms of the 8800, the data strategy, I realize in your presentation you’re positioning the product as something that wouldn’t go to head to head exactly with Cisco and Juniper, but if you look at the functionality of the product it does have a lot of common, maybe not 100% overlap, but some overlap with service provider routers. And I am just curious to get your perspective. Whenever I ask Cisco or Juniper, what do you think about the new entrants, whoever it may be, their position is that well the amount of R&D that’s necessary in this business for a new player given that it’s already a multi-billion dollar business is just to high for anyone to sustain themselves over the long term. What’s your view on that? I mean, do you view this as a too R&D intensive a business that Tellabs is not going to be able to compete? Obviously you bought a company. You’re in the market. I wanted to get your reaction to that.

        MR. PRABHU: You know I don’t think there’s anything that’s a too R&D intensive in the infrastructure business these days. You just have to look at the success of the Chinese suppliers and they’ve done very well on multiple fronts. And the same argument was made about wireless infrastructure earlier. I think the issue is the incumbents have a router base strategy to converge packet networks. If you assume that all network infrastructures is going to converge into a packet based infrastructure, the incumbents believe, and I call Cisco and Juniper as incumbents, they believe that the router networks will spread out and overtake everything. We think that has disadvantages because you do need a multifunctional capability in the network. You will not be transitioning everything to IP streams from day one. You will be supporting TDM traffic. You will have to cap and grow ATM and frame networks, and you will also have to offer IP services off of the new fabric. And this is where I thin MPLS, given also that MPLS delivers quality of service, will definitely show up in the network. Now, whether it shows up because Cisco has been MPLS products, or Juniper has better MPLS products than us, I think that’s the real question. My own sense is that we can build a very good MPLS business with the kind of foreign models that we used when Tellabs built a cross-connect business. And I do believe these days that, through a web of partnerships, firstly a lot of these routing stacks and a lot of these things have now become more open. Earlier it was fairly closed; it was a small group of engineers on the west coast. But I think it’s become more open and I believe that the R&D is something Tellabs can sustain.

        MALE VOICE 1: Okay, a couple of questions from the audience here. What’s your perspective from the third party providers of echo cancellers versus embedded solutions? What’s your attitude for Tellabs products in this segment?

        MR. PRABHU: I guess the third party we’re talking about is a competitor who’s a product specialist. I think that we both have opportunities. Embedding has value propositions that are inherent. We’ve seen that already in the switches. Whether we embed voice quality in transport gear and in access gear. I do believe as we look at mixed, fixed, and mobile networks there will be more of that showing up all over the network so I do believe that whoever has the best technology. I think that the winner’s the one who can do the best voice quality processing for the lowest cost, and that’s pretty technology-intensive and it’s highly focused technology.

        MALE VOICE 1: Okay another one here. With regard to AFC, could you talk about any milestones that AFC has to meet in the next year in their FTTP Verizon contract and how they are progressing?

        MR. PRABHU: I can’t really talk about that, largely because I don’t know the specifics and the details, and I know AFC’s in discussion with Verizon about it. But I do believe we our ability to put more resources and more experienced resources on it, I think we will be able to keep Verizon whole in terms of the commitments that AFC made.

        MALE VOICE 1: Okay question for you on the structure of the industry. It seems like in casual conversations at this conference and even in the last meeting, you know Alcatel was asked the question, and the question is are we past the point of no return in terms of major industry consolidation among the equipment venders because now we’re out of the trough, balance sheets are good, and the industry is growing? Their reaction was, well, three years from now we doubt the industry will be the same in terms of the landscape of the players and we are not out of the point of return of consolidation. Just in casual conversations I’ve had with people, everyone continues to say, you know, the industry’s getting better but we still need to go through consolidation.

         There's too many vendors. What's your perspective on that?

        MR. PRABHU: I do believe that the industry cannot support the number of venders we have. And I think the industry has commoditized where the end consumer is only will to pay a certain amount for Internet services and mobile services as they move from 10 million users to 100 million users in any given market. And I think that commoditization has basically hurt the margins in the supply chain for everybody. My sense is the number of players is large. I think there will be consolidation, but I also believe that certain players will assume certain natural roles like you saw in the computer industry with large system integrators, even players that will run networks, PR2 networks, etc. So who knows that will happen over the next two or three years? Actually, but for one or two, I can’t think of many vendor consolidations that have happened in the last three or four years, so I still think to many players out there.

         MALE VOICE 1: Okay everyone says it's going to happen but no one has the courage to go do it, I guess, so we will see.

      [Crosstalk].

        MR. PRABHU: I think there’s no model for consolidation that’s the problem. As long as you have cash you always believe you can do something with it.

        MALE VOICE 1: Okay a couple of more here and we will probably wrap it up. Just some cards here from the audience. One question. Have you recognized the 10, 12 million of managed access sales that slipped from 3Q?

        MR. SCOTTINO: We’ll report in January.

        MR. PRABHU: We are working very hard to make sure that some of our supply chain problems are behind us. And I think, as Tom said, we will be in a better position to report on it in January but we are working very hard on that.

        MALE VOICE 1: Okay. Will there be issuance of formal guidance for the combined entity post-deal close? In other words, will you have a conference call and give guidance, or will you wait until the quarters over?

        MR. PRABHU: That’s a good question. We haven’t really thought through it. We need to understand what each one of us is doing for the quarter and what we will do as a combined company. And I don’t know if the right time to do it when we close on this a week after December 1st, or we just wait for our results which will be about a month, or five, six weeks after that.

        MALE VOICE 1: Question here. I think I kind of asked this a little bit earlier, but I guess someone has a specific question here. Given Cingular’s stated plans to de-commission about 10,000 of their combined 40,000 base stations over the next one and half to two years, how will this not be a negative for the 5500 business with them? I guess once they merge with AT&T, they said their going to de-commission 10,000 of the combined 40,000 base stations, so any comment on that?

        MR. PRABHU: There’s a couple of things that are happening. One, of course, we play only in the transport network that goes from the core to the base stations. And it’s not very clear to me which base stations they are de-commissioning. But also recognize that Cingular is upgrading from 2G to 3G, or at least has announced that they will do, much like Verizon Wireless did this year and we benefited from that upgrade. And in that upgrade the transport capacity to each existing base station goes from on the average two T1‘s from 3 to 5 or 3 to 7 T1‘s and that directly translates into more sales on the 5500.

        MALE VOICE 1: Is your market share within the wireless operators in the U.S. fairly consistent? In other words, are you more heavily in Verizon vs. Cingular or Nextel or are you pretty equivalent in terms of the 5500 in terms of your presence among the major U.S. wireless operators?

        MR. PRABHU: Yeah, I would say if you look at five, or it was six at one time, we are very balanced. We have good balance because we have some strong customers. We have fairly good balance.

        MALE VOICE 1: Okay, last question for me is on international. Clearly you mentioned your strategy there. It seems to be more focused instead of market share revenue growth it seems to be more focused on probability where you can achieve good margins in leveraging the install base. Is that a correct assessment, or is there another way to perhaps try to drive revenue growth, or is it just too competitive in the transport market overseas given the Asian competition?

        MR. PRABHU: I think we’ve chosen this carefully because we want to keep our operating costs at a level that justifies the amount of revenue that we get. The Asian companies indeed have created a price level which has substantially affected the entire structure for the vendors, especially nation markets.

        Going forward, if it looks like we have opportunities in some channels through some channel partners, it if is a Tier One Asian vendor or a Tier One European vendor, we will certainly look at being more aggressive but right now for the time being as we integrate AFC in 2005 and address all the fiber opportunities in North America we will be very carefully internationally.

        MALE VOICE 1: Okay any last questions from anyone in the audience? Okay that will wrap it up, thank you.

      [END RECORDING]